SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

[July 28, 2004]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___________ No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES

Date   July 28, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

   METSO CORPORATION’S INTERIM REVIEW, JANUARY-JUNE 2004:
OPERATING RESULT MOVED INTO PROFIT AND ORDER BACKLOG STRENGTHENED SIGNIFICANTLY

(Helsinki, Finland, July 28, 2004) - Metso Corporation (NYSE: MX; HEX: MEO)

•	In January-June 2004, Metso Corporation’s net sales totaled EUR 1,953 million (1-6/2003: EUR 2,055 million).
•	Metso’s operating profit before nonrecurring items and amortization of goodwill was EUR 51.6 million (EUR 46.7 million). From continuing operations the operating profit before nonrecurring items and amortization of goodwill was EUR 40.9 million (EUR 27.6 million).
•	The operating profit was EUR 20.5 million (EUR 18.8 million). Earnings per share were negative EUR 0.14 (negative EUR 0.13).
•	New orders worth EUR 2,539 million (EUR 2,309 million) were received. The Corporation’s order backlog totaled EUR 1,974 million at the end of June (EUR 1,505 million at the end of 2003).
•	Gearing was 70.9 percent at the end of June (101.7% on March 31, 2004).

In April-June, Metso’s order intake was significantly up on both the first quarter of 2004 and the corresponding period of 2003. The Corporation’s order backlog also strengthened further in April-June compared with both the first quarter of this year and April-June of last year. Aftermarket operations accounted for 39 percent of net sales.

Metso’s operating result before nonrecurring items and amortization of goodwill showed a clear improvement in April-June. Metso’s operating profit before nonrecurring items and amortization of goodwill from continuing operations improved significantly due to the positive development in April-June. According to Jorma Eloranta, President and CEO, Metso’s operating profit development supports the chosen strategic direction. The achieved profitability can be regarded to be in line with expectations, but is still insufficient. The work to achieve the financial targets and improve profitability continues as planned.

“Metso Minerals and Metso Automation improved their profitability especially due to the efficiency improvement measures. Our challenge in Metso Paper is to reduce fixed costs further, especially in the Nordic countries and North America, as announced earlier. Now that Metso’s balance sheet has strengthened considerably, we can turn our full attention to serving our customers and improving operational profitability,” says Eloranta.

Short-term outlook

The market for Metso Paper’s products is estimated to remain at its present level. The demand for new paper and board making lines is expected to continue in China, while the European and North American demand is expected to focus on modernizations and rebuilds. Metso Paper’s net sales and operating profit before nonrecurring items for 2004 are not estimated to reach the level of the previous year.

The demand for Metso Minerals’products is expected to remain good in North America and in the mining industry. In Europe, civil engineering industry demand is expected to remain at its current level. Metso Minerals’ favorable profit performance of the first half of the year is estimated to continue.

In Metso Automation’s markets, economic growth in North America is not expected to increase the short-term demand for automation. European markets are expected to recover with a delay. However, the favorable profitability development of the first half of the year is estimated to continue in Metso Automation.

Overall, Metso Corporation’s operating profit before nonrecurring items for 2004 is estimated to be slightly better than that of the previous year. Income before taxes is estimated to be significantly better than in the previous year.

For additional information, please contact:
Jorma Eloranta, President and CEO, Metso Corporation, tel. +358 204 84 3000 Olli Vaartimo, Executive Vice President and CFO, Metso Corporation, tel. +358 204 84 3010 Eeva Makela, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.

METSO’S INTERIM REVIEW, JANUARY 1 – JUNE 30, 2004

Corporation’s key figures

EUR million	4-6/04	1-6/04	4-6/03	1-6/03	2003
Net sales	1,025	1,953	1,072	2,055	4,250
Operating profit before nonrecurring items and amortization of goodwill	51.1	51.6	35.0	46.7	133.2
% of net sales	5.0%	2.6%	3.3%	2.3%	3.1%
Operating profit (loss) before nonrecurring items and amortization of goodwill from continuing operations	44.2	40.9	20.4	27.6	(113.8)
% of net sales	4.8%	2.3%	2.2%	1.6%	3.0%
Operating profit (loss)	32.6	20.5	13.5	18.8	(228.7)
% of net sales	3.2%	1.0%	1.3%	0.9%	(5.4%)
Earnings/share, EUR	0.04	(0.14)	(0.04)	(0.13)	(1.89)
Orders received	1,412	2,539	884	2,309	4,256
		30.6.04		30.6.03	31.12.03
Order backlog		1,974		1,783	1,505
Equity to assets ratio, %		28.5%		32.4%	28.3%
Gearing, %		70.9%		92.5%	107.7%

Metso’s operating environment in April-June

Economic growth remained slow in Europe. In contrast, the U.S. economy continued to recover. Economic growth and investment activity continued to be lively in China.

In the pulp and paper industry markets, the pulp price continued to rise through the end of June. In Europe, the prices of some paper grades showed the first signs of increase late in the second quarter. In the USA, the prices of most printing papers continued the cautious rise that started in the first quarter.

In the mining industry, the metal prices continued to be high, although the rise in prices leveled off somewhat in the first half of the year. In civil engineering markets, construction and the demand for aggregates continued to be good in North America and Asia.

The stabilization of the exchange rate between the euro and the U.S. dollar during the first half of the year was one factor bringing stability to Metso’s operating environment.

Demand for Metso’s products

The investment outlook of the pulp and paper industry remained uncertain. Entire production line investments were pending in Europe and Asia. In other markets, demand focused on maintenance and process services and small and medium-sized rebuilds. The demand for aftermarket services was supported by increases in customer mills’ utilization rates.

The demand for Metso Minerals’ rock and minerals processing equipment was good in North America and Asia. The growth of production in the mining industry strengthened the demand for aftermarket services. The planning activity for new mining projects continued to be lively. The demand for metals recycling equipment continued to grow, particularly in Europe.

Metso Automation’s market situation continued to be satisfactory. Demand remained unchanged in Europe and North America. In the Asian markets, demand was still active in China.

Orders received and order backlog

The value of new orders received by Metso in January-June totaled EUR 2,539 million, which was 10 percent more than in the comparison period, January-June 2003. With respect to continuing operations, orders were 14 percent higher than in the comparison period. Metso’s order backlog increased by 31 percent from the beginning of the year, totaling EUR 1,974 million at the end of June. With respect to continuing operations, the order backlog grew by 40 percent. The most significant order of the second quarter was received by Metso Paper from Stora Enso’s Kvarnsveden mill in Sweden for an SC paper line.

51 percent of orders originated from Europe, 20 percent from North America, 16 percent from Asia-Pacific, 8 percent from South America and 5 percent from the rest of the world.

Net sales

Metso’s net sales totaled EUR 1,953 million in January-June, which was 5 percent lower than in the comparison period. With respect to continuing operations, net sales remained at the previous year’s level. Aftermarket operations accounted for 39 percent (1-6/03: 34 percent) of the Corporation’s net sales (excluding Metso Ventures).

Of the net sales, 35 percent originated from Metso Paper’s, 33 percent from Metso Minerals’, 12 percent from Metso Automation’s and 10 percent from Metso Ventures’ deliveries. Discontinued operations accounted for 10 percent of the Corporation’s net sales.

43 percent of net sales came from Europe, 22 percent from North America, 23 percent from Asia-Pacific, 6 percent from South America and 6 percent from the rest of the world.

Result

The Corporation’s operating profit before nonrecurring items and amortization of goodwill was EUR 51.6 million in January-June, or 2.6 percent of net sales. The profitability of Metso Minerals and Metso Automation clearly improved on the comparison period. Metso Paper and Metso Ventures recorded an operating loss. Metso Paper’s result was burdened by the provision for the Papiers Gaspesia paper machine project and other cost contingencies made in the first quarter for certain previously delivered projects. Metso Ventures’ result was weakened by Valmet Automotive’s loss, which was due to the decrease in car production.

Net nonrecurring expenses totaled EUR 12 million, with the most significant reported items being gains from the disposal of shares amounting to EUR 7 million, a reversal of the gain booked for Valmet Automotive totaling EUR 5 million, and the loss and expenses related to the divestiture of Dynapac, part of Metso Minerals, amounting to approximately EUR 12 million.

In January-June, Metso’s operating profit before nonrecurring items and amortization of goodwill from continuing operations was EUR 40.9 million, or 2.3 percent of the equivalent net sales. The corresponding figures for January-June 2003 were EUR 27.6 million and 1.6 percent. Metso’s operating profit in January-June was EUR 20.5 million, or 1.0 percent of net sales.

Metso’s net financial expenses were EUR 29 million, including dividend income of EUR 3 million.

Metso’s loss before taxes was EUR 8 million. Earnings per share were negative EUR 0.14. The net loss was EUR 19 million.

Efficiency improvement program

Metso continued the efficiency improvement program commenced in June 2003, which is estimated to create annual cost savings of slightly over EUR 100 million. Decisions made by the end of June 2004 are estimated to create annual cost savings of approximately EUR 93 million. In January-June, these measures resulted in cost savings of some EUR 29 million. Through the efficiency improvement program, Metso has reduced its personnel by some 1,050, including a reduction of about 480 employees in January-June.

Metso Automation’s efficiency improvement measures have been concluded. In addition, most of the measures of Metso Minerals’ and Metso Ventures’ programs are being implemented or have been implemented. Most of Metso Paper’s efficiency improvement program has also been implemented, although the program’s targets relating to the planned outsourcing are not expected to be fully met.

Metso Paper’s efficiency improvement measures

In addition to the above-mentioned efficiency improvement program, the target set for Metso Paper in June 2004 is to further reduce annual fixed costs by a total of EUR 50 million. The measures to reduce costs are mainly scheduled for 2004-2005 and the arrangements will primarily affect operations in the Nordic countries and North America. It is estimated that, in 2004-2005, the efficiency improvement measures will create nonrecurring expenses whose payback period, on average, is estimated to be less than a year.

Cash flow and financing

Metso’s net cash provided by operating activities was EUR 80 million during the review period.

Net interest-bearing liabilities totaled EUR 693 million. Gearing, i.e. the ratio of net interest-bearing liabilities to shareholders’ equity, was 70.9 percent. The divestiture of Dynapac in June lowered Metso’s gearing ratio by approximately 29 percentage points. Following the divestiture the value of goodwill and other intangible assets on Metso’s balance sheet decreased by EUR 136 million, after which the goodwill on Metso’s balance sheet on June 30, 2004 was valued at EUR 486 million.

Metso’s equity to assets ratio was 28.5 percent at the end of June. The equity to assets ratio does not yet reflect the positive effects of the divestiture of Dynapac, since the proceeds are included in the balance sheet under the cash and cash equivalents. Metso’s funding situation remained stable and the ratio of short-term loans in the corporate funding structure decreased substantially.

Due to investor demand, Metso issued bonds totaling EUR 151 million to private subscribers within the framework of its EMTN program. The maturity period varies from 5 to 7 years. At the same time, Metso redeemed bonds maturing in 2006 for EUR 88 million, after which the value of the remaining bonds in this program totals EUR 412 million.

In May, Metso and the European Investment Bank (EIB) signed a 10-year, EUR 135 million loan agreement. The funds may be drawn within 18 months of signing. No funds have been drawn so far. The funds are intended for use in research and development projects that will improve Metso’s offering to its customers’ core processes in pulp and paper industries, and automation and control technologies.

On March 3, 2004, Standard & Poor’s Ratings Services lowered Metso’s long-term corporate credit rating to BB+ and considered the outlook on ratings to be stable. Additionally, the ratings of Metso’s outstanding bonds and EMTN program were lowered to BB. At the same time, the short-term rating was lowered to B. On February 17, 2004, Moody’s Investors Services lowered the long-term ratings of Metso Corporation to Ba1 and considered the outlook on ratings negative.

Capital expenditure

Metso’s gross capital expenditure including acquisitions totaled EUR 41 million (EUR 68 million in 1-6/03).

Mergers and acquisitions

At the end of January, Metso divested its Converting Group to the Bobst Group from Switzerland for approximately EUR 75 million. Metso and the Bobst Group still have substantially different views on the value of the transferred balance sheet items. The parties have agreed to continue negotiations concerning the matter. Metso booked a reserve in the second quarter results of approximately EUR 3 million for the balance sheet items transferred.

ThyssenKrupp Automotive AG announced in June that it will not acquire the shares of Valmet Automotive Oy, and will give up its 10 percent minority shareholding in the car plant. In accordance with the original agreement, Metso will reacquire the minority shareholding in the car plant at a point of time to be decided later. Metso has reversed in the second quarter result EUR 5 million of the previously booked gain.

Following the approval of the competition authorities, Metso completed the divestiture of its compaction and paving equipment group, Dynapac, to the Nordic private equity investor, Altor. Dynapac was transferred to Altor on June 30, 2004. The sales price was approximately EUR 294 million net of cash sold. The loss caused by the sale and the related expenses were adjusted to EUR 12 million at the end of June. The parties reached an agreement on the sale in April 2004.

In June, Metso announced the outsourcing of its intelligent packaging and printing development project, to a new joint venture whose owners will include Hansaprint, a Finnish printing house, and Nokia Corporation. The company to be established, Avantone Oy, will develop and commercialize technologies and solutions for packaging and printing and marketing communications. Metso and Nokia will own equal shares of the company, and together they will hold the majority of Avantone’s shares.

The joint venture has been approved by the EU competition authorities. The company’s operations will be started when the other necessary official clearances and the set up procedures have been completed.

Research and development

Metso’s research and development expenditure in January-June totaled EUR 55 million (EUR 68 million in 1-6/03), representing 2.8 percent of the Corporation’s net sales.

In May, Metso Paper launched a new, low-cost tissuemaking concept entitled Advantage DCT100. The concept is especially designed for emerging markets, where the consumption of tissue paper is on the increase. Advantage DCT100 is capable of producing 70-75 tons of tissue paper per day.

Metso Minerals launched the Chamber Optimi service, based on the customization of crusher wear parts, in which Metso Minerals’ experts analyze the customer’s crushing process and develop wear parts that are as cost-efficient as possible.

Personnel

At the end of June, Metso employed 24,071 persons, which was 8 percent less than at the end of 2003. Of these, approximately 700 were seasonal workers. 39 percent were employed by Metso Paper, 35 percent by Metso Minerals, 14 percent by Metso Automation, 11 percent by Metso Ventures and 1 percent by the corporate office and shared service centers. In January-June, Metso employed 25,224 persons on average, which was 10 percent, or 2,773 persons, less than in the comparison period, January-June 2003.

Metso employed 41 percent of its total personnel in Finland, 12 percent in other Nordic countries, 12 percent in other European countries, 16 percent in North America, 6 percent in Asia-Pacific, 8 percent in South America and 5 percent in the rest of the world.

Corporate management

Jorma Eloranta started as the President and CEO of Metso Corporation on March 1, 2004. He was also appointed as the Chairman of Metso’s Executive Team and the Chairman of the Boards of Metso’s business areas. Olli Vaartimo, who was the acting President and CEO of Metso Corporation, continues as Metso’s Executive Vice President, CFO, Deputy to the CEO and Vice Chairman of Metso’s Executive Team. Other members of the Executive Team are Metso’s Business Area Presidents Bertel Karlstedt (Metso Paper), Bertel Langenskiöld (Metso Minerals), Matti Kähkönen (Metso Automation) and Vesa Kainu (Metso Ventures). Metso’s Extended Executive Team was abolished on April 28, 2004.

Corporate Governance

In April, Metso’s Board of Directors decided to renew Metso’s corporate governance principles to improve management’s efficiency. The new corporate governance principles became effective on May 1, 2004.

Shares

At the end of June, the number of Metso Corporation shares was 136,250,545 and the share capital was EUR 231,625,926.50.

The Helsinki Exchanges traded 59.4 million Metso Corporation shares in January-June, equivalent to a turnover of EUR 630 million. The share price on June 30, 2004 was EUR 10.40. The highest quotation was EUR 11.72 and the lowest EUR 9.12. The Corporation’s market capitalization on June 30, 2004 was EUR 1,417 million.

2 million Metso ADRs (American Depository Receipts) were exchanged on the New York Stock Exchange, equivalent of a turnover of USD 26 million. The price of an ADR on June 30, 2004 was USD 12.88. The highest quotation was USD 14.37 and the lowest USD 11.10.

Stock options

Metso Corporation currently has three options programs, launched in 2000, 2001 and 2003. Originally the programs gave the right to subscribe for a maximum of 13,800,000 new shares. However, Metso Corporation’s Board of Directors decided on May 26, 2004 to propose to the 2005 Annual General Meeting the reduction of the size of the year 2003 options program by 4,900,000 options, after which the programs give the right to subscribe for a maximum of 8,900,000 new shares.

Metso’s Board of Directors reserved 100,000 year 2003A options and 100,000 year 2003C options for future needs. The Board also decided not to distribute the 2,400,000 year 2003A and the 2,500,000 year 2003C options transferred to Metso Capital Oy. In addition, the

Board decided to propose to the 2005 Annual General Meeting that the Meeting cancels the stock options that were transferred to Metso Capital Oy.

The Board decided on May 26, 2004 that the maximum number of year 2003B stock options that can be distributed to Metso Corporation’s key personnel in spring 2005 would be 2,500,000 options. Stock options can be distributed to the maximum amount, if the operating profit percentage for 2004 reaches at least 9 percent, the return on capital employed (ROCE) reaches at least 20 percent and earnings per share exceed EUR 1.45. The minimum criteria for a partial distribution of stock options are an operating profit percentage of at least 4 percent, a return on capital employed of at least 8 percent and earnings per share of at least EUR 0.40, all these for the year 2004. An additional criterion for the distribution of stock options is that the trade-weighted average price of the Metso share on the Helsinki Exchanges during the period January 1 — March 31, 2005 does not fall below EUR 10.11.

Decisions of the Annual General Meeting

Metso Corporation’s Annual General Meeting held on April 6, 2004 approved the financial statements for 2003 and discharged the members of the Board of Directors and the President and CEO of Metso Corporation from liability. The Annual General Meeting approved the proposals of the Board of Directors relating to authorizations to decide on the repurchase and disposal of the Corporation’s own shares. The Annual General Meeting also authorized the Board to decide on increasing the share capital by issuing new shares, convertible bonds and/or stock options.

The Annual General Meeting decided to establish a Nomination Committee for the Annual General Meeting to prepare proposals for the following Annual General Meeting regarding the composition of the Board of Directors and the remuneration of Board members. The Nomination Committee consists of the representatives of the four largest shareholders of Metso Corporation (as registered in the book-entry system on December 1 preceding the Annual General Meeting) and the Chairman of the Board of Directors as an expert member.

The Annual General Meeting elected Matti Kavetvuo as Chairman of the Board and Jaakko Rauramo as Vice Chairman of the Board. Risto Hautamäki, Satu Huber, Maija-Liisa Friman, Juhani Kuusi and Pentti Mäkinen were elected as Board members. The firm of PricewaterhouseCoopers, Authorized Public Accountants, was re-elected as the Corporation’s Auditor.

The Annual General Meeting decided to distribute a dividend of EUR 0.20 per share for the financial year that ended on December 31, 2003. The dividend was paid on April 20, 2004.

Financial targets

At the end of June, Metso presented the financial targets for 2005. In 2005 Metso aims at an operating profit that is 6 percent of net sales and a 12 percent return on capital employed (ROCE). The business area specific operating profit targets for 2005 are: Metso Paper 5 percent, Metso Minerals 7 percent, Metso Automation 8 percent and Metso Ventures 6 percent.

In calculating the above operating profit and ROCE targets, Metso’s transfer to IFRS (International Financial Reporting Standards) from the beginning of 2005 and the consequent end to the practice of amortizing goodwill has been taken into account.

Short-term outlook

The market for Metso Paper’s products is estimated to remain at its present level. The demand for new paper and board making lines is expected to continue in China, while the European and North American demand is expected to focus on modernizations and rebuilds. Metso Paper’s net sales and operating profit before nonrecurring items for 2004 are not estimated to reach the level of the previous year.

The demand for Metso Minerals’ products is expected to remain good in North America and in the mining industry. In Europe, civil engineering industry demand is expected to remain at its current level. Metso Minerals’ favorable profit performance of the first half of the year is estimated to continue.

In Metso Automation’s markets, economic growth in North America is not expected to increase the short-term demand for automation. European markets are expected to recover with a delay. However, the favorable profitability development of the first half of the year is estimated to continue in Metso Automation.

Overall, Metso Corporation’s operating profit before nonrecurring items for 2004 is estimated to be slightly better than that of the previous year. Income before taxes is estimated to be significantly better than in the previous year.

Helsinki, July 28, 2004

Board of Directors, Metso Corporation

BUSINESS AREA REVIEWS

Metso Paper

EUR million	4-6/04	1-6/04	4-6/03	1-6/03	2003
Net sales	351	711	402	761	1,651
Operating profit (loss) before nonrecurring items and amortization of goodwill	10.9	(5.5)	11.1	18.9	68.3
% of net sales	3.1%	(0.8%)	2.8%	2.5%	4.1%
Operating profit (loss)	9.3	(8.6)	6.1	12.0	24.6
% of net sales	2.6%	(1.2%)	1.5%	1.6%	1.5%
Orders received	699	1,135	268	1,001	1,710
		30.6.04		30.6.03	31.12.03
Order backlog		1,211		973	784

Metso Paper’s net sales in January-June totaled EUR 711 million, 7 percent lower than in the comparison period. Aftermarket and maintenance services accounted for 38 percent of net sales (27 percent in 1-6/03). The increase from the comparison period was affected by the fact that the scope of aftermarket operations was redefined, and these operations now include process improvements.

Metso Paper’s operating loss before nonrecurring items and amortization of goodwill was EUR 5.5 million. The operating loss was EUR 8.6 million. The profitability of the Board Business Line developed favorably, but the profitability of other business lines was weaker than in the comparison period a year ago. The weakening of profitability from the comparison period was due to decreased delivery volumes, the provision for the Papiers Gaspésia paper machine project and other cost contingencies made in the first quarter for certain previously delivered projects.

The value of orders received by Metso Paper increased by 13 percent on the comparison period, and totaled EUR 1,135 million. In the second quarter Metso Paper received the largest single order in its history, when Stora Enso ordered a high-quality SC paper line for its Kvarnsveden mill in Sweden. Metso Paper’s order backlog increased by 54 percent from the beginning of the year, totaling EUR 1,211 million at the end of June.

As part of the efficiency improvement program, Metso Paper’s personnel were reduced by about 250 in January-June. The operations of the Jyväskylä plate shop will be transferred according to plan, to a new owner in September. On June 11, 2004, an agreement was made to outsource selected design operations at Metso Paper’s unit at Como, Italy. The unit manufactures paper and board machines. In addition, restructuring measures and personnel reductions at Como will continue. Metso decided not to outsource the Järvenpää component production and the Turku Works, because the negotiations undertaken did not lead to a solution that would have been in line with Metso’s targets. The capacities of these units will be adjusted to correspond with the market situation and the production strategy.

In June 2004, Metso Paper commenced a new program that aims at reducing annual fixed costs by a total of EUR 50 million. The cost reduction measures are scheduled mainly for 2004-2005. The measures will primarily affect Metso Paper’s operations in the Nordic countries and in North America, and, according to preliminary estimates, will affect approximately 1,100-1,300 persons. One half of the personnel reductions are estimated to come through downsizing and one half by outsourcing and comparable actions. Metso Paper plans to improve the efficiency of its administration and production by combining functions and focusing on the production and assembly of core components as well as simultaneously strengthening its presence in new, growing markets.

Metso Minerals

EUR million	4-6/04	1-6/04	4-6/03	1-6/03	2003
Nets sales	356	654	321	622	1,315
Operating profit before nonrecurring items and amortization of goodwill	26.4	41.1	8.2	14.2	52.4
% of net sales	7.4%	6.3%	2.6%	2.3%	4.0%
Operating profit (loss)	21.6	30.9	(4.1)	(5.8)	(185.0)
% of net sales	6.1%	4.7%	(1.3%)	(0.9%)	(14.1%)
Orders received	395	780	311	657	1,282
		30.6.04		30.6.03	31.12.03
Order backlog		493		443	363

Metso Minerals’ net sales totaled EUR 654 million, 5 percent more than in the comparison period. Aftermarket and maintenance services accounted for 54 percent of net sales (51 percent in 1-6/03).

Metso Minerals’ operating profit before nonrecurring items and amortization of goodwill was EUR 41.1 million, representing 6.3 percent of net sales. Profitability improved due to an increase in aftermarket services, the streamlined cost structure and the efficiency improvement program measures. The effects of the program were reflected particularly in improved profitability for the crushing and screening business line. A factory producing screens in Ketsch, Germany was shut down in May. In the USA, a factory in Colorado Springs, Colorado producing process equipment and pumps was shut down in May, and a factory in Milwaukee, Wisconsin producing crushers was shut down in June. The operating profit of Metso Minerals was EUR 30.9 million, or 4.7 percent of net sales.

The value of orders received by Metso Minerals increased by 19 percent on the comparison period, and totaled EUR 780 million. The demand for crushing and screening equipment was higher in the second quarter than in the first quarter due to the seasonality of the business and the improved market situation. Orders for metals recycling equipment also increased over the previous year. Metso Minerals’ order backlog at the end of June was up by 36 percent from the beginning of the year, and totaled EUR 493 million.

On June 30, 2004, Metso divested its compaction and paving equipment manufacturer, Dynapac, part of Metso Minerals, to the Nordic private equity investor, Altor. In January-June, Dynapac’s net sales totaled EUR 179 million and its personnel numbered approximately 1,800.

Metso Automation

EUR million	4-6/04	1-6/04	4-6/03	1-6/03	2003
Net sales	135	248	132	258	531
Operating profit before nonrecurring items and amortization of goodwill	12.9	19.3	6.9	8.6	31.4
% of net sales	9.6%	7.8%	5.2%	3.3%	5.9%
Operating profit	12.1	17.9	6.0	13.5	28.4
% of net sales	9.0%	7.2%	4.5%	5.2%	5.3%
Orders received	154	294	131	291	531
		30.6.04		30.6.03	31.12.03
Order backlog		193		182	145

Metso Automation’s net sales decreased by 4 percent on the comparison period and totaled EUR 248 million. Aftermarket and maintenance services accounted for 24 percent of net sales (25 percent in 1-6/03).

Metso Automation’s operating profit before nonrecurring items and amortization of goodwill was EUR 19.3 million, representing 7.8 percent of net sales. Due to the efficiency improvement measures implemented, profitability improved substantially from the comparison period. Operating profit was EUR 17.9 million, or 7.2 percent of net sales.

The value of orders received approximated that of the comparison period, and totaled EUR 294 million. During the review period, three significant orders for pulp and paper industry automation and field equipment were received from China, Sweden and Brazil. Additionally, the orders received by the North American unit were up slightly. Metso Automation’s order backlog at the end of June was EUR 193 million, which is 33 percent more than at the beginning of the year.

Metso Ventures

EUR million	4-6/04	1-6/04	4-6/03	1-6/03	2003
Net sales	106	197	93	191	370
Operating profit (loss) before nonrecurring items and amortization of goodwill	(0.2)	(1.0)	4.6	4.8	(2.6)
% of net sales	(0.2%)	(0.5%)	4.9%	2.5%	(0.7%)
Operating profit (loss)	(0.5)	(1.6)	4.3	5.0	(8.7)
% of net sales	(0.5%)	(0.8%)	4.6%	2.6%	(2.4%)
Orders received	109	195	77	181	398
		30.6.04		30.6.03	31.12.03
Order backlog		141		144	175

Metso Ventures’ net sales in January-June increased by 3 percent on the comparison period, and totaled EUR 197 million. Metso Drives’ deliveries to all customer industries increased. Metso Panelboard’s net sales increased, due to strong demand in the Chinese markets and for maintenance services. The deliveries of the foundries that are part of Metso Ventures also increased. In contrast, Valmet Automotive’s net sales decreased as expected due to a substantial reduction in car production volumes. In January-June, 4,595 cars were produced (14,709 cars in 1-6/03).

Metso Ventures’ operating loss before nonrecurring items and amortization of goodwill was EUR 1.0 million. The profitability of Metso Drives improved substantially due to new products and higher production capacity utilization. Metso Panelboard’s operating result weakened slightly from the comparison period, but was positive. Good capacity utilization increased the foundries’ profitability over that of the comparison period. Automotive’s operating result was a loss, and the operating loss of the whole of Metso Ventures was EUR 1.6 million.

The value of orders received by Metso Ventures increased by 8 percent on the comparison period, and totaled EUR 195 million. The value of Metso Drives’ orders increased by 30 percent from the comparison period, while that of Metso Panelboard’s increased by 35 percent. The order backlog of Metso Ventures at the end of June was EUR 141 million, or 19 percent lower than at the end of the year.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by “expects”, “estimates”, “forecasts” or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.

Such factors include, but are not limited to:

(1) general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins

(2) the competitive situation, especially significant technological solutions developed by competitors

(3) the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement

(4) the success of pending and future acquisitions and restructuring.

The Interim Review is unaudited.

CONSOLIDATED STATEMENTS OF INCOME

	4-6/ 2004	4-6/ 2003	1-6/ 2004	1-6/ 2003	1-12/ 2003
(Millions)	EUR	EUR	EUR	EUR	EUR
Net sales	1,025	1,072	1,953	2,055	4,250
Cost of goods sold	(760)	(803)	(1,464)	(1,539)	(3,211)
Gross profit	265	269	489	516	1,039
Selling, general and administrative expenses	(214)	(234)	(437)	(469)	(906)
Operating profit before nonrecurring operating items and amortization of goodwill	51	35	52	47	133
% of net sales	5.0%	3.3%	2.6%	2.3%	3.1%
Nonrecurring operating income and expenses	(9)	(8)	(12)	(1)	(106)
Goodwill impairment	-	-	-	-	(205)
Amortization of goodwill	(9)	(13)	(19)	(27)	(51)
Operating profit (loss)	33	14	21	19	(229)
% of net sales	3.2%	1.3%	1.0%	0.9%	(5.4%)
Financial income and expenses	(18)	(17)	(29)	(35)	(74)
Income (loss) before extraordinary items and income taxes	15	(3)	(8)	(16)	(303)
Extraordinary income and expenses	-	-	-	-	-
Income (loss) before taxes	15	(3)	(8)	(16)	(303)
Income taxes	(9)	(1)	(11)	(1)	44
Minority interests	0	(1)	0	(1)	1
Net income (loss)	6	(5)	(19)	(18)	(258)

CONSOLIDATED BALANCE SHEETS

	June 30, 2004	June 30, 2003	Dec 31, 2003
(Millions)	EUR	EUR	EUR
Fixed assets and financial assets
Intangible assets	590	973	760
Tangible assets	704	862	810
Financial assets	72	92	94

Current assets
Inventories	702	875	743
Receivables	1,243	1,355	1,286
Cash and cash equivalents	419	126	130

Total assets	3,730	4,283	3,823

Share capital	232	232	232
Other shareholders’ equity	740	1,048	792
Minority interests	7	6	6

Long-term liabilities	1,095	1,165	1,118
Current liabilities	1,656	1,832	1,675

Total shareholders’ equity and liabilities	3,730	4,283	3,823

Net interest bearing liabilities
Long-term interest bearing liabilities	946	1,001	957
Short-term interest bearing liabilities	213	341	312
Cash and cash equivalents	(419)	(126)	(130)
Other interest bearing assets	(47)	(26)	(30)
Total	693	1,190	1,109

CONSOLIDATED STATEMENTS OF CASH FLOWS

	4-6/ 2004	4-6/ 2003	1-6/ 2004	1-6/ 2003	1-12/ 2003
(Millions)	EUR	EUR	EUR	EUR	EUR
Cash flows from operating activities:

Net income (loss)	6	(5)	(19)	(18)	(258)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	39	46	80	93	183
Provisions / Efficiency improvement program	(8)	3	-16	3	60
Asset write-downs related to the efficiency improvement program	-	-	-	-	25

Goodwill impairment, net of tax effect	-	-	-	-	205
Other	6	3	9	(2)	(15)
Change in net working capital	23	(49)	26	(49)	(54)
Net cash provided by (used in) operating activities	66	(2)	80	27	146
Cash flows from investing activities:
Capital expenditures on fixed assets	(21)	(30)	(39)	(66)	(128)
Proceeds from sale of fixed assets	4	6	9	8	14
Business acquisitions, net of cash acquired	(1)	-	(2)	(2)	(2)
Proceeds from sale of businesses	294	-	367	30	31
(Investments in) proceeds from sale of shares and marketable securities	10	0	33	3	5
Other	(19)	-	(19)	-	-
Net cash provided by (used in) investing activities	267	(24)	349	(27)	(80)
Cash flows from financing activities:
Dividends paid	(27)	(82)	(27)	(82)	(82)
Net funding	(54)	108	(114)	12	(44)
Other	4	(1)	(1)	8	5
Net cash provided by (used in) financing activities	(77)	25	(142)	(62)	(121)
Effect of changes in exchange rates on cash and cash equivalents	(1)	0	2	(2)	(5)
Net increase (decrease) in cash and cash equivalents	255	(1)	289	(64)	(60)
Cash and cash equivalents at beginning of period	164	127	130	190	190
Cash and cash equivalents at end of period	419	126	419	126	130

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of shares	Share capital	Share premium reserve	Legal reserve	Cumulative translation adjustments	Reserve for own shares	Other reserves	Retained earnings	Total
(Millions)	(thousands)	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR
Balance at Dec 31, 2003	136,251	232	14	228	(76)	1	202	423	1,024
Dividends	-	-	-	-	-	-	-	(27)	(27)
Translation differences	-	-	-	-	(4)	-	-	-	(4)
Changes in corporate structure	-	-	-	-	9	-	-	(9)	0
Other	-	-	-	-	-	-	-	(2)	(2)
Net income (loss)	-	-	-	-	-	-	-	(19)	(19)
Balance at June 30, 2004	136,251	232	14	228	(71)	1	202	366	972

The distributable funds of Metso Corporation at June 30, 2004 consist of retained earnings (EUR 366 million) excluding accelerated depreciation and untaxed reserves (EUR 39 million) and negative translation differences (EUR 71 million), and other reserves (EUR 202 million), totaling EUR 458 million.

At the end of the period Metso Corporation possessed 60 841 of its own shares.

ASSETS PLEDGED AND CONTINGENT LIABILITIES

	June 30, 2004	Dec 31, 2003
(Millions)	EUR	EUR
Mortgages on corporate debt	4	1
Other pledges and contingencies
Mortgages	2	2
Pledged assets	4	4
Guarantees on behalf of associated company obligations	-	0
Other guarantees	22	7
Repurchase and other commitments	33	48
Lease commitments	188	183

Other guarantees include EUR 18 million guarantees given on behalf of sold businesses. The respective buyers have indemnified Metso and have committed themselves to release Metso from its guarantee obligations within agreed time periods.

NOTIONAL AMOUNTS, CARRYING AMOUNTS AND FAIR VALUES OF DERIVATIVE FINANCIAL INSTRUMENTS

	Notional amount		Carrying amount		Fair value
	Jun 30,2004	Dec 31,2003	Jun 30,2004	Dec 31,2003	Jun 30,2004	Dec 31,2003
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR
Forward exchange rate contracts	1,920	1,567	7	20	14	36
Interest rate and currency swaps	3	3	0	0	0	0
Currency swaps	81	81	(4)	(1)	(4)	(2)
Interest rate swaps	135	60	0	(1)	2	0
Interest rate futures contracts	15	15	0	0	0	0
Option agreements
Bought	30	13	0	0	0	0
Sold	56	34	0	(1)	0	(1)
Electricity forward contracts 1)	336	344	0	0	2	(1)

1)     Notional amount GWh

Carrying amounts noted in the table above are included in the balance sheet. The notional amounts indicate the volumes in the use of derivatives, but do not indicate the exposure to risk. The fair value reflects the estimated amounts that Metso would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts.

KEY RATIOS

	June 30, 2004	June 30, 2003	Dec 31, 2003
Earnings/share, EUR	(0.14)	(0.13)	(1.89)
Equity/share, EUR	7.14	9.40	7.51
Return on equity (ROE), %	(3.6)	(2.6)	(21.3)
Return on capital employed (ROCE), %	2.6	1.9	(8.7)
Equity to assets ratio, %	28.5	32.4	28.3
Gearing, %	70.9	92.5	107.7
Average number of shares (thousands)	136,190	136,190	136,190

EXCHANGE RATES USED

	1-6/ 2004	1-6/ 2003	1-12/ 2003	Jun 30, 2004	Jun 30, 2003	Dec 31, 2003
USD (US dollar)	1.2275	1.1049	1.1309	1.2155	1.1427	1.2630
SEK (Swedish krona)	9.1640	9.1623	9.1244	9.1451	9.2488	9.0800
GBP (Pound sterling)	0.6736	0.6856	0.6919	0.6708	0.6932	0.7048
CAD (Canadian dollar)	1.6430	1.6045	1.5821	1.6343	1.5506	1.6234

BY BUSINESS AREA INFORMATION

NET SALES BY BUSINESS AREA

	4-6/ 2004	4-6/ 2003	1-6/ 2004	1-6/ 2003	7/2003- 6/2004	1-12/ 2003
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR

Metso Paper	351	402	711	761	1,601	1,651
Metso Minerals	356	321	654	622	1,347	1,315
Metso Automation	135	132	248	258	521	531
Metso Ventures	106	93	197	191	376	370
Intra Metso net sales	(25)	(32)	(49)	(57)	(114)	(122)
Continuing operations	923	916	1,761	1,775	3,731	3,745
Discontinued operations	102	156	192	280	417	505
Metso total	1,025	1,072	1,953	2,055	4,148	4,250

OPERATING PROFIT (LOSS) BEFORE NONRECURRING ITEMS AND AMORTIZATION OF GOODWILL BY BUSINESS AREA

	4-6/ 2004	4-6/ 2003	1-6/ 2004	1-6/ 2003	7/2003- 6/2004	1-12/ 2003
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR
Metso Paper	10.9	11.1	(5.5	18.9	43.9	68.3
Metso Minerals	26.4	8.2	41.1	14.2	79.3	52.4
Metso Automation	12.9	6.9	19.3	8.6	42.1	31.4
Metso Ventures	(0.2	4.6	(1.0	4.8	(8.4	(2.6)
Corporate office and other	(5.8	(10.4	(13.0	(18.9	(29.8	(35.7)
Continuing operations	44.2	20.4	40.9	27.6	127.1	113.8
Discontinued operations	6.9	14.6	10.7	19.1	11.0	19.4
Metso total	51.1	35.0	51.6	46.7	138.1	133.2

NONRECURRING OPERATING ITEMS BY BUSINESS AREA

	4-6/2004	4-6/2003	1-6/2004	1-6/2003	7/2003-6/2004	1-12/2003
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR
Metso Paper	-	(3.2)	-	(3.2)	(32.8)	(36.0)
Metso Minerals	0.6	(4.5)	0.6	(4.5)	(60.7)	(65.8)
Metso Automation	-	(0.2)	-	6.3	(6.6)	(0.3)
Metso Ventures	-	-	-	0.8	(5.5)	(4.7)
Corporate office and other	(1.8)	-	2.1	-	3.7	1.6
Continuing operations	(1.2)	(7.9)	2.7	(0.6)	(101.9)	(105.2)
Discontinued operations	(7.6)	-	(14.6)	-	(14.9)	(0.3)
Metso total	(8.8)	(7.9)	(11.9)	(0.6)	(116.8)	(105.5)

AMORTIZATION OF GOODWILL BY BUSINESS AREA

	4-6/ 2004	4-6/ 2003	1-6/ 2004	1-6/ 2003	7/2003- 6/2004	1-12/ 2003
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR
Metso Paper	(1.6)	(1.8)	(3.1)	(3.7)	(7.1)	(7.7)
Metso Minerals	(5.4)	(7.8)	(10.8)	(15.5)	(24.3)	(29.0)
Metso Automation	(0.8)	(0.7)	(1.4)	(1.4)	(2.7)	(2.7)
Metso Ventures	(0.3)	(0.3)	(0.6)	(0.6)	(1.4)	(1.4)
Continuing operations	(8.1)	(10.6)	(15.9)	(21.2)	(35.5)	(40.8)
Discontinued operations	(1.6)	(3.0)	(3.3)	(6.1)	(7.8)	(10.6)
Metso total	(9.7)	(13.6)	(19.2)	(27.3)	(43.3)	(51.4)

OPERATING PROFIT (LOSS) BY BUSINESS AREA

	4-6/ 2004	4-6/ 2003	1-6/ 2004	1-6/ 2003	7/2003- 6/2004	1-12/ 2003
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR
Metso Paper	9.3	6.1	(8.6)	12.0	4.0	24.6
Metso Minerals	21.6	(4.1)	30.9	(5.8)	(148.3)	(185.0)
Metso Automation	12.1	6.0	17.9	13.5	32.8	28.4
Metso Ventures	(0.5)	4.3	(1.6)	5.0	(15.3)	(8.7)
Corporate office and other	(7.6)	(10.4)	(10.9)	(18.9)	(26.1)	(34.1)
Continuing operations	34.9	1.9	27.7	5.8	(152.9)	(174.8)
Discontinued operations	(2.3)	11.6	(7.2)	13.0	(74.1)	(53.9)
Metso total	32.6	13.5	20.5	18.8	(227.0)	(228.7)

The operating loss of Metso Minerals and discontinued operations include a goodwill impairment of EUR 205 million, which was booked in September 2003.

ORDERS RECEIVED BY BUSINESS AREA

	4-6/ 2004	4-6/ 2003	1-6/ 2004	1-6/ 2003	7/2003- 6/2004	1-12/ 2003
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR
Metso Paper	699	268	1,135	1,001	1,844	1,710
Metso Minerals	395	311	780	657	1,405	1,282
Metso Automation	154	131	294	291	534	531
Metso Ventures	109	77	195	181	412	398
Intra Metso orders received	(33)	(30)	(58)	(66)	(113)	(121)
Continuing operations	1,324	757	2,346	2,064	4,082	3,800
Discontinued operations	88	127	193	245	404	456
Metso total	1,412	884	2,539	2,309	4,486	4,256

PERSONNEL BY BUSINESS AREA

	June 30, 2004	June 30, 2003	Dec 31, 2003
Metso Paper	9,340	9,776	9,085
Metso Minerals	8,525	8,816	8,529
Metso Automation	3,365	3,689	3,314
Metso Ventures	2,575	2,618	2,482
Corporate office and other	266	166	223
Continuing operations	24,071	25,065	23,633
Discontinued operations	-	2,661	2,607
Metso total	24,071	27,726	26,240

QUARTERLY INFORMATION

NET SALES BY BUSINESS AREA

	4-6/ 2003	7-9/ 2003	10-12/ 2003	1-3/ 2004	4-6/ 2004
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	402	363	527	360	351
Metso Minerals	321	337	356	298	356
Metso Automation	132	120	153	113	135
Metso Ventures	93	76	103	91	106
Intra Metso net sales	(32)	(22)	(43)	(24)	(25)
Continuing operations	916	874	1,096	838	923
Discontinued operations	156	117	108	90	102
Metso total	1,072	991	1,204	928	1,025

OPERATING PROFIT (LOSS) BEFORE NONRECURRING ITEMS AND AMORTIZATION OF GOODWILL BY BUSINESS AREA

	4-6/ 2003	7-9/ 2003	10-12/ 2003	1-3/ 2004	4-6/ 2004
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	11.1	15.3	34.1	(16.4)	10.9
Metso Minerals	8.2	16.8	21.4	14.7	26.4
Metso Automation	6.9	8.1	14.7	6.4	12.9
Metso Ventures	4.6	(1.7)	(5.7)	(0.8)	(0.2)
Corporate office and other	(10.4)	(6.2)	(10.6)	(7.2)	(5.8)
Continuing operations	20.4	32.3	53.9	(3.3)	44.2
Discontinued operations	14.6	1.7	(1.4)	3.8	6.9
Metso total	35.0	34.0	52.5	0.5	51.1

NONRECURRING OPERATING ITEMS BY BUSINESS AREA

	4-6/ 2003	7-9/ 2003	10-12/ 2003	1-3/ 2004	4-6/ 2004
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	(3.2)	(33.4)	0.6	-	-
Metso Minerals	(4.5)	(62.5)	1.2	-	0.6
Metso Automation	(0.2)	(6.9)	0.3	-	-
Metso Ventures	-	(4.0)	(1.5)	-	-
Corporate office and other	-	(1.2)	2.8	3.9	(1.8)
Continuing operations	(7.9)	(108.0)	3.4	3.9	(1.2)
Discontinued operations	-	-	(0.3)	(7.0)	(7.6)
Metso total	(7.9)	(108.0)	3.1	(3.1)	(8.8)

AMORTIZATION OF GOODWILL BY BUSINESS AREA

	4-6/ 2003	7-9/ 2003	10-12/ 2003	1-3/ 2004	4-6/ 2004
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	(1.8)	(1.9)	(2.1)	(1.5)	(1.6)
Metso Minerals	(7.8)	(7.6)	(5.9)	(5.4)	(5.4)
Metso Automation	(0.7)	(0.7)	(0.6)	(0.6)	(0.8)
Metso Ventures	(0.3)	(0.3)	(0.5)	(0.3)	(0.3)
Continuing operations	(10.6)	(10.5)	(9.1)	(7.8)	(8.1)
Discontinued operations	(3.0)	(3.0)	(1.5)	(1.7)	(1.6)
Metso total	(13.6)	(13.5)	(10.6)	(9.5)	(9.7)

OPERATING PROFIT (LOSS) BY BUSINESS AREA

	4-6/ 2003	7-9/ 2003	10-12/ 2003	1-3/ 2004	4-6/ 2004
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	6.1	(20.0)	32.6	(17.9)	9.3
Metso Minerals	(4.1)	(195.9)	16.7	9.3	21.6
Metso Automation	6.0	0.5	14.4	5.8	12.1
Metso Ventures	4.3	(6.0)	(7.7)	(1.1)	(0.5)
Corporate office and other	(10.4)	(7.4)	(7.8)	(3.3)	(7.6)
Continuing operations	1.9	(228.8)	48.2	(7.2)	34.9
Discontinued operations	11.6	(63.7)	(3.2)	(4.9)	(2.3)
Metso total	13.5	(292.5)	45.0	(12.1)	32.6

The operating loss of Metso Minerals and discontinued operations include a goodwill impairment of EUR 205 million, which was booked in September 2003

CAPITAL EMPLOYED BY BUSINESS AREA

	June 30, 2003	Sep 30, 2003	Dec 31, 2003	Mar 31, 2004	June 30, 2004
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	560	537	538	519	460
Metso Minerals	978	777	766	747	722
Metso Automation	173	168	150	152	152
Metso Ventures	169	173	160	150	159
Corporate office and other	320	309	340	361	627
Continuing operations	2,200	1,964	1,954	1,929	2,120
Discontinued operations	429	356	345	294	(7)
Metso total	2,629	2,320	2,299	2,223	2,113

ORDERS RECEIVED BY BUSINESS AREA

	4-6/ 2003	7-9/ 2003	10-12/ 2003	1-3/ 2004	4-6/ 2004
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	268	421	288	436	699
Metso Minerals	311	283	342	385	395
Metso Automation	131	121	119	140	154
Metso Ventures	77	75	142	86	109
Intra Metso orders received	(30)	(22)	(33)	(25)	(33)
Continuing operations	757	878	858	1,022	1,324
Discontinued operations	127	109	102	105	88
Metso total	884	987	960	1,127	1,412

ORDER BACKLOG BY BUSINESS AREA

	June 30, 2003	Sep 30, 2003	Dec 31, 2003	Mar 31, 2004	June 30, 2004
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	973	1,031	784	864	1,211
Metso Minerals	443	389	363	461	493
Metso Automation	182	181	145	175	193
Metso Ventures	144	146	175	170	141
Intra Metso order backlog	(69)	(70)	(55)	(58)	(64)
Continuing operations	1,673	1,677	1,412	1,612	1,974
Discontinued operations	110	100	93	54	-
Metso total	1,783	1,777	1,505	1,666	1,974